March 27, 2026

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mr. Gus Rodriguez

Re: NOV Inc. (the “Company”)

Form 10-K for the Fiscal Year ended December 31, 2025

Filed February 12, 2026

File No. 001-12317

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 18, 2026. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.

Form 10-K for the Fiscal Year ended December 31, 2025

Financial Statements

Note 16 - Business Segments and Geographic Areas, page 81

1. We note that you include two tables on page 83 having various segment details, including one with "Pre-tax Other Items," which are described in footnote (2) to the other table and included in various line items of the other table. Please modify your disclosures as necessary to clarify which line items within the other table represent the significant expense categories and amounts that are regularly provided to your CODM, which you are disclosing pursuant to FASB ASC 280-10-50-26A.

Please explain to us how you considered the distinction made by the FASB in establishing the disclosure requirements for significant expense categories in FASB ASC 280-10-50-26A, and the disclosure requirements for the amount of other segment items (representing the difference between segment revenues, less the amounts in the significant expense categories, and the segment measures of profit or loss) in FASB ASC 280-10-50-26B, and the reasons this is not apparent in your current presentation.

Please also explain to us how you adhered to the requirements in FASB ASC 280-10-50-26A, to "...consider relevant qualitative and quantitative factors when determining whether segment expense categories and amounts are significant" for purposes of these disclosures, and how your evaluation has encompassed not only the segment expenses that are regularly provided to the CODM, but also segment expenses that are "easily computable from information that is regularly provided" to the CODM.

On a related point, please clarify whether the CODM is regularly provided information regarding the cost of revenue for the categories of products, services, and rentals, as utilized in the presentation on page 53, and if so indicate how these categories were determined to be other than significant expense categories, if this is your view.

Response:

The Company acknowledges the Staff’s comment regarding the presentation of segment expense disclosures and the distinction between significant expense categories under ASC 280-10-50-26A and other segment items under ASC 280-10-50-26B.

The Company’s Chief Operating Decision Maker (“CODM”), identified as the Chief Executive Officer, evaluates segment performance primarily based on operating profit, and is regularly provided with certain expense information, including cost of revenue, selling, general and administrative expenses, depreciation and amortization, impairments of goodwill and long-lived assets, and gain/loss on sales of fixed assets. These expense measures reflect the primary recurring operating costs of the business used by the CODM to assess segment operating performance and exclude certain non-recurring or non-operational items, such as business divestitures, which are not presented to the CODM as separate expense categories.

In future filings beginning with our Form 10-Q for the period ended March 31, 2026, we will revise our segment disclosures to:

•
Clearly identify and present the significant expense categories regularly provided to the CODM, as defined under ASC 280-10-50-26A, including cost of revenue, selling, general and administrative expenses, depreciation and amortization, impairments of goodwill and long-lived assets, and gain/loss on sale of fixed assets;
•
Separately disclose “other segment items” as defined under ASC 280-10-50-26B, representing the difference between segment revenue less significant expense categories and segment operating profit; and
•
Clarify the composition of “other segment items” as defined in ASC 280.

An example (for illustrative purposes only) of the revised tabular disclosure for significant segment expenses for our Form 10-K for the period ended December 31, 2025, is as follows:

	Year Ended December 31,
	2025		2024		2023
	Energy Products and Services	Energy Equipment	Energy Products and Services	Energy Equipment	Energy Products and Services	Energy Equipment
Revenue from external customers	$3,871	$4,873	$4,040	$4,830	$3,973	$4,610
Intersegment revenue	106	61	90	58	104	59
Total revenue	3,977	4,934	4,130	4,888	4,077	4,669

Less significant segment expenses:
Cost of revenue	2,908	3,733	2,927	3,789	2,846	3,688
Selling, general, and administrative	503	518	500	494	489	517
Depreciation and amortization	233	115	221	115	183	111
Goodwill and long-lived asset impairment	—	40	—	—	—	—
(Gain) loss on sales of fixed assets	(3)	(4)	—	—	(1)	(4)
Total significant segment expenses	$3,641	$4,402	$3,648	$4,398	$3,517	$4,312
Other segment items (1)	59	39	7	(118)	53	(14)
Segment operating profit	$277	$493	$475	$608	$507	$371

	Year Ended December 31,
	2025				2024				2023
Energy Products and Services		Energy Equipment	Elims. and corporate costs (2)	Total	Energy Products and Services	Energy Equipment	Elims. and corporate costs (2)	Total	Energy Products and Services	Energy Equipment	Elims. and corporate costs (2)	Total
Segment operating profit	$277	$493	$—	$770	$475	$608	$—	$1,083	$507	$371	$—	$878
Corporate and other unallocated (3)	—	—	(276)	(276)	—	—	(207)	(207)	—	—	(227)	(227)
Interest and financial costs	—	—	(88)	(88)	—	—	(91)	(91)	—	—	(88)	(88)
Interest income	—	—	51	51	—	—	38	38	—	—	28	28
Equity income (loss) in unconsolidated affiliates	(18)	2	—	(16)	33	3	—	36	111	8	—	119
Other expenses, net	—	—	(66)	(66)	—	—	(28)	(28)	—	—	(98)	(98)
Income before income taxes	$259	$495	$(379)	$375	$508	$611	$(288)	$831	$618	$379	$(385)	$612

Other segment information:
Capital expenditures	$229	$136	$10	$375	$255	$86	$10	$351	$198	$68	$17	$283
Investment in unconsolidated affiliates	$158	$5	$—	$163	$158	$5	$—	$163	$211	$—	$—	$211
Total assets	$4,777	$4,815	$1,699	$11,291	$5,054	$4,895	$1,412	$11,361	$4,777	$5,509	$1,008	$11,294

(1)
Other segment items represent amounts necessary to reconcile segment revenue less significant expense categories to segment operating profit and include items such as restructuring charges, other non-recurring items, and amounts not regularly reviewed by the CODM.
(2)
Sales from one segment to another generally are priced at estimated equivalent commercial selling prices; however, segments originating an external sale are credited with the full profit to the Company. Eliminations and corporate costs include intercompany transactions conducted between the two reporting segments and with Corporate that are eliminated in consolidation, as well as corporate costs not allocated to the segments. Intercompany transactions within each reporting segment are eliminated within each reporting segment. Also included in the eliminations and corporate costs column are capital expenditures and total assets related to corporate. Corporate assets consist primarily of cash and fixed assets.
(3)
Includes certain corporate expenses not allocated to the segments, restructuring related to centrally managed initiatives and other non-recurring items

In addition, we confirm that our determination of significant expense categories considered both qualitative and quantitative factors, including the nature of expenses, their magnitude, and their relevance to CODM decision-making. The Company also evaluated whether additional expense categories are easily computable from information regularly provided to the CODM and determined that no additional categories are both easily computable and significant for purposes of ASC 280-10-50-26A. In making this assessment, the Company considered whether such information could be derived without the use of detailed transaction-level data or significant manual effort and concluded that additional expense categories would require further allocation or estimation beyond the information regularly reviewed by the CODM.

With respect to cost of revenue, the CODM is regularly provided total cost of revenue by segment and these amounts are included in our disclosure of significant expenses in accordance with ASC 280-10-50-26A. However, the CODM is not regularly provided cost of revenue disaggregated by product categories, such as sales, services, and rentals as presented in the consolidated statements of income in accordance with Section 210.5-03(b) of Regulation S-X. Accordingly, these categories are not identified as significant expense categories under ASC 280-10-50-26A.

2. We note that you have limited disclosures pertaining to revenues under this heading to revenue from external customers and intersegment revenues based on FASB ASC 280-10-50-22, and revenues by four geographical areas based on FASB ASC 280-10-50-41. We also note that you report revenues on page 76 for the categories of services and rentals, sales of shorter-lived capital equipment, sales of consumable products, sales of long-lived capital equipment, and aftermarket sales and services.

However, on page 3 you indicate that you manufacture a diverse line of products and on pages 4 through 6, you identify about 17 product and service offerings in describing your reportable operating segments. Please expand your disclosures under this heading as necessary to address the requirement in FASB ASC 280-10-50-40, to report revenues for each product and service, or each group of similar products and services.

If you believe that revenues for some categories of products and services should be combined because they are similar, or if believe that providing the information is impracticable, provide us with details of your assessments in this regard.

Response:

The Company respectfully acknowledges the Staff’s comment regarding the level of revenue disaggregation.

The Company’s current disclosures include revenues from external customers and intersegment revenues for each reportable segment in accordance with ASC 280-10-50-22, as well as revenues by geographic area in accordance with ASC 280-10-50-41. The Company also considered the requirements of ASC 280-10-50-40, which requires disclosure of revenues for each product and service, or each group of similar products and services.

In applying this guidance, the Company evaluated whether its product and service offerings represent distinct groupings with materially different characteristics and also considered the illustrative guidance in ASC 606-10-55-89 through 55-91 in determining the appropriate level of disaggregation.

This assessment included both qualitative and quantitative factors, including the nature of our products and services, the manner in which revenues are generated, the types of customers, and how management evaluates operating performance. The Company also considered how revenue information is presented in other communications, including earnings releases, investor presentations, and information regularly reviewed by the CODM.

Based on this assessment, the Company determined that its current revenue categories represent appropriate groupings of similar products and services. For the Energy Products and Services segment, revenues are disaggregated into (i) services and rentals, (ii) sales of shorter-lived capital equipment, and (iii) sales of consumable products. For the Energy Equipment segment, revenues are disaggregated between (i) capital equipment and (ii) aftermarket sales and services. These groupings reflect differences in the nature of the offerings and underlying economic characteristics, including demand drivers, customer purchasing patterns, pricing structures, and revenue timing.

While the Company offers a broad range of individual products and services within each segment, the Company evaluated whether further disaggregation would result in additional categories with materially different economic characteristics and determined that such additional disaggregation would not meaningfully enhance an investor’s understanding of the nature, amount, timing, and uncertainty of our revenues because such further categories would not reflect materially different economic characteristics relative to the categories already presented.

The Company believes its current disclosures comply with ASC 280-10-50-40 and ASC 606. If, in future periods, management begins to regularly review revenue at a more granular product/service level (or if additional product/service groupings become more material or exhibit materially different economic characteristics, the Company will expand its ASC 280-10-50-40 disclosures accordingly).

In providing this response letter to the Staff, the Company acknowledges that (i) the Company and its management are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth in this letter, please contact Megan Foscaldi of Troutman Pepper Locke LLP at (617) 239-0282.

Sincerely,

/s/ Peter F. Vranderic

Peter F. Vranderic

Assistant General Counsel